UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41901

J-Long Group Limited

(Registrant's Name)

3A, Hong Kong Spinners Industrial Building (Phase 1&2)

No. 800, Cheung Sha Wan Road

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

J-Long Group Limited is filing this Report on Form 6-K to provide its proxy statement and notice of the annual general meeting of shareholders of the Company.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Annual General Meeting and Proxy Statement
99.2	Third Amended and Restated Memorandum and Articles of Association
99.3	Form of Proxy Card for the Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2026

	By:	/s/ Edwin Chun Yin Wong
Name: Edwin Chun Yin Wong
Title: Chief Executive Officer and Director

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